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October 19, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN:  Document Control - EDGAR

RE:  RiverSource Life Insurance Co. of New York ("Company")
     RiverSource of New York Account 8 ("Registrant")
     Pre-Effective Amendment No.1 on Form N-6
     RiverSource Variable Universal Life 5/RiverSource Variable
     Universal Life 5 - Estate Series
     File Nos. 333-183262/811-05213

Dear Mr.Cowan:

On behalf of Registrant, the Company is filing electronically Registrant's Pre-Effective Amendment No.1 ("Amendment No.1") on Form N-6. The purpose of this filing is to incorporate changes made in response to the Securities and Exchange Commission comments received in the letter dated September 6, 2012. In addition, in this Amendment No.1, Registrant has updated financial statements and made other non-material changes.

The Prospectus and Statement of Additional Information included in this Amendment No. 1 have been marked to show all changes made since the Initial Registration Statement.

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Registrant respectfully requests acceleration of the effective date of this Amendment No. 1 to October 26, 2012 or as soon as practicable thereafter. On behalf of RiverSource Distributors, Inc., the Principal Underwriter for the Account, we are forwarding with this letter a request for acceleration of the effective date of this Amendment No. 1.

If you have any questions or comments, please call me at (612) 678-4177. Thank you for your attention to this matter.

Sincerely,

/s/ Dixie Carroll
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    Dixie Carroll
    Assistant General Counsel and
    Assistant Secretary

October 19, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN:  Document Control - EDGAR

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RE:  RiverSource Life Insurance Co. of New York ("Company")
     RiverSource of New York Account 8 ("Registrant")
     Pre-Effective Amendment No.1 on Form N-6
     RiverSource Variable Universal Life 5/RiverSource Variable
     Universal Life 5 - Estate Series
     File Nos. 333-183262/811-05213

Dear Mr.Cowan:

Registrant has filed its Pre-Effective Amendment No. 1 on Form N-6 on or about October 19, 2012. Pursuant to Rule 461, the Underwriter, RiverSource Distributors, Inc., now respectfully requests that the effective date of the Registration be accelerated and that the Registration Statement be declared effective on October 26, 2012 or as soon as practicable thereafter.

Yours truly,

RiverSource Distributors, Inc.

By: /s/ Bruce H. Saul
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        Bruce H. Saul
        Chief Counsel